UNITED STATES*
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 Bandwidth Inc.
                ------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                              Class B Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   05988J103
                                 --------------
                                 (CUSIP Number)


                               December 31, 2019
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                  James A. Bowen:

                  First Trust Capital Partners LLC:  68-0635954

                  FT Bandwidth Ventures, LLC:     77-0673468

                  FT Bandwidth Ventures II, LLC:  39-2068552


              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)   [ ]

                  (b)   [ ]

              3.  SEC Use Only


              4.  Citizenship or Place of Organization of each

                  Reporting Person:            Illinois, U.S.A.


Number        5.  Sole Voting Power:
of Shares
Benefi-
cially Owned      Such shares of Class A Common Stock and Class B Common Stock
by Each           (as such terms are defined herein) are held by the following
Reporting         entities in the respective amounts listed:
Person With:
                  James A. Bowen: Class B Common Stock--             751,356
                  James A. Bowen: Class A Common Stock--              13,113

                  First Trust Capital Partners LLC: Class A Common
                  Stock--                                                  0
                  First Trust Capital Partners LLC: Class B Common
                  Stock--                                            152,648

                  FT Bandwidth Ventures, LLC: Class A Common Stock--       7


                  FT Bandwidth Ventures II, LLC: Class A Common Stock--    6


              6.  Shared Voting Power: 0


              7.  Sole Dispositive Power:

                  James A. Bowen: Class B Common Stock--             751,356
                  James A. Bowen: Class A Common Stock--              13,113

                  First Trust Capital Partners LLC: Class A Common
                  Stock--                                                  0
                  First Trust Capital Partners LLC: Class B Common
                  Stock--                                            152,648

                  FT Bandwidth Ventures, LLC Class A Common Stock--        7

                  FT Bandwidth Ventures II, LLC: Class A Common Stock--    6


              8.  Shared Dispositive Power: 0


              9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  Such shares are held by the following entities in the respective amounts listed:

                  James A. Bowen: Class B Common Stock--             751,356
                  James A. Bowen: Class A Common Stock--              13,113

                  First Trust Capital Partners LLC: Class A Common
                  Stock--                                                  0
                  First Trust Capital Partners LLC: Class B Common
                  Stock--                                            152,648

                  FT  Bandwidth Ventures, LLC: Class A Common Stock--      7

                  FT  Bandwidth Ventures II, LLC: Class A Common Stock--   6


              10. Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions) [ ]


              11. Percent of Class Represented by Amount in Row 9 (in the
                  aggregate): Class A -                                  4.7%*

              12. Type of Reporting Person (See Instructions)

                  James A. Bowen:                       IN

                  First Trust Capital Partners LLC:     OO

                  FT Bandwidth Ventures, LLC:           OO

                  FT Bandwidth Ventures II, LLC:        OO

*This is a joint filing among the Reporting Persons. Beneficial ownership percentage is being reported herein in terms of voting percentage and is based on 18,564,427 outstanding shares of Class A Common Stock, $0.001 par value per share ("Class A Common Stock"), of Bandwidth Inc., a Delaware corporation (the "Company"), and 4,927,400 outstanding shares of Class B Common Stock, $0.001 per value per share ("Class B Common Stock"), of the Company, based on information reported by the Company in its Form 10-Q for the quarter ended September 30, 2019. The holders of shares of Class A Common Stock are entitled to one vote per share, and the holders of shares of Class B Common Stock are entitled to 10 votes per share, each on any matter that is submitted to the stockholders of the Company. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock of the Company on a one-for-one basis and, subject to certain limited exceptions, upon a transfer of the shares of Class B Common Stock. The Reporting Persons hold both Class A Common Stock and Class B Common Stock as indicated. The percentage presented in Section 11 - Percentage of Class Represented by Amount in Row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated assuming the conversion of all of the shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. The Reporting Persons do not take any responsibility for the accuracy of the information upon which this percentage is calculated.

              ITEM 1.

                  (a) Name of Issuer: Bandwidth Inc. (the "Company")

                  (b) Address of Issuer's Principal Executive Offices

                      900 Main Campus Drive
                      Raleigh, NC 27606
                      USA

              ITEM 2.

                  (a)   Name of Person Filing

                        James A. Bowen

                        First Trust Capital Partners LLC

                        FT Bandwidth Ventures, LLC

                        FT Bandwidth Ventures II, LLC

                  (b)   Address of Principal Business Office or, if none,
                        Residence

                        James A. Bowen
                        120 East Liberty Drive, Suite 400
                        Wheaton, Illinois 60187

                        First Trust Capital Partners LLC
                        120 East Liberty Drive, Suite 400
                        Wheaton, Illinois 60187

                        FT Bandwidth Ventures, LLC
                        120 East Liberty Drive, Suite 400
                        Wheaton, Illinois 60187

                        FT Bandwidth Ventures II, LLC
                        120 East Liberty Drive, Suite 400
                        Wheaton, Illinois 60187


                  (c)   Citizenship of each Reporting Person:

                        Mr. Bowen is a citizen of the U.S.A. The other Reporting Persons are organized under the laws of the State of Illinois and have a principal place of business in Illinois, USA.


                  (d)   Title of Class of Securities

                        Class A Common Stock, $0.001 par value per share Class B Common Stock, $0.001 par value per share

                  (e)   CUSIP Number      05988J103*

              *This CUSIP Number is for the Class A Common Stock into which the shares of Class B Common Stock held by the Reporting Persons are convertible.


              ITEM 3. If this statement is filed pursuant to Sec. 240.13d-1(b)
                      or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                  (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);

                  (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e) An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

                  (f) An employee benefit plant or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

                  (g) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

                  (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)   A non-U.S. institution in accordance with Sec. 240.13d-1
                        (b)(1)(ii)(J);

                  (k)   Group, in accordance with Sec. 240.13d-1(b)1(ii)(K).

                  If filing as a non-U.S. institution in accordance with Sec. 204.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________

              ITEM 4. Ownership

                       As reported on the cover pages to this Schedule 13G, information with respect to each of the Reporting Persons is as follows:

                       James A. Bowen

                  (a)   Amount Beneficially Owned:

                            Class B Common Stock                     751,356*
                            Class A Common Stock                      13,113*

                  (b)   Percent of Class:                      Class A - 3.9%*

                  (c)   Number of Shares as to which the person has:

                        (i) sole power to vote or to direct the vote:

                            Class B Common Stock                     751,356*
                            Class A Common Stock                      13,113*

                        (ii) shared power to vote or to direct the vote    0

                        (iii) sole power to dispose or to direct the
                              disposition of:

                            Class B Common Stock                     751,356*
                            Class A Common Stock                      13,113*

                        (iv) shared power to dispose or to direct
                             the disposition of:                           0


              First Trust Capital Partners LLC

                  (a)   Amount Beneficially Owned:

                            Class A Common Stock                           0*
                            Class B Common Stock                     152,648*

                  (b)   Percent of Class:                     Class A - 0.78%*

                  (c)   Number of Shares as to which the person has:

                        (i) sole power to vote or to direct the vote:

                            Class A Common Stock                           0*
                            Class B Common Stock                     152,648*

                        (ii) shared power to vote or to direct the vote    0

                        (iii) sole power to dispose or to direct the
                              disposition of:

                            Class A Common Stock                           0*
                            Class B Common Stock                     152,648*

                        (iv) shared power to dispose or to direct the
                             disposition of:                               0


              FT Bandwidth Ventures, LLC

                  (a)   Amount Beneficially Owned:

                            Class A Common Stock                           7*

                  (b)   Percent of Class:                                 --%*

                  (c)   Number of Shares as to which the person has:

                        (i) sole power to vote or to direct the vote:

                            Class A Common Stock                           7*

                        (ii) shared power to vote or to direct the vote    0

                        (iii) sole power to dispose or to direct the
                              disposition of:

                            Class A Common Stock                           7*

                        (iv) shared power to dispose or to direct the
                             disposition of:                               0

              FT Bandwidth Ventures II, LLC

                  (a)   Amount Beneficially Owned:

                            Class A Common Stock                           6*

                  (b)   Percent of Class:                                 --%*

                  (c)   Number of Shares as to which the person has:

                        (i) sole power to vote or to direct the vote:

                            Class A Common Stock                           6*

                        (ii) shared power to vote or to direct the vote    0

                        (iii) sole power to dispose or to direct the
                              disposition of:

                            Class A Common Stock                           6*

                       (iv) shared power to dispose or to direct the
                            disposition of:                                0

*This is a joint filing among the Reporting Persons. Beneficial ownership percentage is being reported herein in terms of voting percentage and is based on 18,564,427 outstanding shares of Class A Common Stock of the Company, and 4,927,400 outstanding shares of Class B Common Stock of the Company, based on information reported by the Company in its Form 10-Q for the quarter ended September 30, 2019. The holders of shares of Class A Common Stock are entitled to one vote per share, and the holders of shares of Class B Common Stock are entitled to 10 votes per share, each on any matter that is submitted to the stockholders of the Company. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock of the Company on a one-for-one basis and, subject to certain limited exceptions, upon a transfer of the shares of Class B Common Stock. The Reporting Persons hold both Class A Common Stock and Class B Common Stock as indicated. The percentages presented in
Item 4 are presented as a percentage of the outstanding shares of Class A Common Stock and are calculated assuming the conversion of all of the shares of Class B Common Stock held by the Reporting Persons but no conversion of any other shares of Class B Common Stock. The Reporting Persons do not take any responsibility for the accuracy of the information upon which these percentages are calculated.

              ITEM 5.  Ownership of Five Percent or Less of a Class

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

              ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

                       This Schedule 13G filing is being jointly filed by James
                       A. Bowen, First Trust Capital Partners LLC, FT Bandwidth Ventures, LLC and FT Bandwidth Ventures II, LLC (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k)(1). Mr. Bowen is the President of the manager of First Trust Capital Partners LLC and the Chief Executive Officer of the manager of each of FT Bandwidth Ventures, LLC and FT Bandwidth Ventures II, LLC. Each Reporting Person disclaims beneficial ownership of the shares of the issuer of each other Reporting Person identified in this filing except to the extent of such Reporting Person's pecuniary interest therein and this report shall not be deemed an admission that the Reporting Person is the beneficial owner thereof.

              ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                       Not applicable.

              ITEM 9.  Notice of Dissolution of Group

                       Not applicable.

              ITEM 10. Certifications

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Sec. 240.14a-11.


                                      SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  JAMES A. BOWEN
                                  FIRST TRUST CAPITAL PARTNERS LLC,
                                  FT BANDWIDTH VENTURES, LLC
                                  FT BANDWIDTH VENTURES II, LLC

                                  Date: February 13,2020



                                  By: /s/ James M. Dykas
                                      -----------------------------------
                                  Name:  James M. Dykas
                                  Title: As attorney-in-fact for James A. Bowen
                                         and as Chief Financial Officer of the
                                         manager of each of
                                         First Trust Capital Partners LLC,
                                         FT Bandwidth Ventures, LLC, and
                                         FT Bandwidth Ventures II, LLC